UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 31, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Saviers Melrose LLC and 4920 Melrose LLC

On May 31, 2017, we acquired from Fundrise Lending, LLC a first mortgage loan with a principal balance of $1,588,019.64 (the “Melrose Senior Loan”) at cost. The borrowers, Saviers Melrose, LLC, a California limited liability company and 4920 Melrose, LLC, a California limited liability company (“Index Melrose”), used the loan proceeds to purchase and ultimately entitle 13,488 square feet of land to develop a 45-unit apartment building located at 4918 Melrose Avenue, Los Angeles, California 90001 (the “Melrose Property”), and currently plans to finalize Construction Documents and receive Building Permits before refinancing the Melrose Senior Loan. The Melrose Senior Loan is secured by the Melrose Property.

Index Melrose is managed by the principals of Index Real Estate Investments (“Index”). Index is a vertically integrated real estate firm specializing in property development in Los Angeles. Index has deployed more than $50M in development in Los Angeles. Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor, has participated in multiple deals with Index.

The Melrose Property is comprised of two parcels of land in Los Angeles encompassing 13,488 square feet, which was recently entitled to build a 45-unit apartment building. Index’s plan is to finalize Construction Documents and receive Building Permits before refinancing the Melrose Senior Loan. The Company has a Right of First Refusal to provide Construction Financing to the Melrose Property. The Melrose Property received its Letter of Determination for a 45-unit apartment building on December 15, 2016, as referenced in Case Number: APCC-2016-1113-CU-DB.

On the original closing date of the Melrose Senior Loan, Index Melrose was capitalized with approximately $998,586 of equity capital from the borrower.

The Melrose Senior Loan bears an interest rate of 11.0% per annum, with an amount equal to 11.0% per annum paid current on a quarterly basis through the maturity date, October 16, 2017 (the “Melrose Maturity Date”). In addition, Rise Companies Corp. earned an extension fee of approximately 0.5% of the Melrose Senior Loan amount, paid directly by Index.

The principals of Index have provided full recourse guaranties.

As of the closing date, the Melrose Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 48%. The LTV ratio is the amount of the Melrose Senior Loan divided by the current Fair Market Value as determined by a May 2017 third-party appraisal of the Melrose Property at stabilization. There can be no assurance that such value will be achieved.

The Melrose Property is located on Melrose Avenue among Larchmont Village, Hollywood and Koreatown submarkets in Central Los Angeles. The approved entitlements are consistent with projects currently being developed in the surrounding area.

As the Melrose Senior Loan was purchased from Fundrise Lending, LLC, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 6, 2017